02038914

PE
6/30/02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Act of 1934

FOR THE MONTH OF JUNE, 2002
INTERIM REPORT FOR THE
SIX MONTHS ENDED JUNE 30, 2002

Commission file number 0 - 9079

REVENUE PROPERTIES COMPANY LIMITED
(Incorporated under the laws of Ontario, Canada)
THE COLONNADE, SUITE 300
131 BLOOR STREET WEST
TORONTO, ONTARIO, CANADA M5S 1R1
Tel: (416) 963-8100 Fax: (416) 963-8512

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __x__ Form 40-F _____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________ No __x__

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-______.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

REVENUE PROPERTIES COMPANY LIMITED

August 8, 2002

William I. Kennedy
President

August 8, 2002

Richard E. Fletcher, Vice-President, Finance
Principal Financial and Accounting Officer

REVENUE PROPERTIES COMPANY LIMITED
Interim report for the three and six months ended June 30, 2002

INDEX

REVENUE PROPERTIES COMPANY LIMITED
CONSOLIDATED BALANCE SHEETS

(in thousands of Canadian dollars)

	June 30 2002	December 31 2001
ASSETS		
Rental properties	**$107,912**	$144,356
Properties held for development and sale	**12,635**	15,130
Cash and cash equivalents	**73,023**	126,444
Mortgages and advances receivable	**6,991**	8,728
Other assets	**6,444**	2,911
Future income tax asset	**---**	1,184
Discontinued operations (Note 7)	**4,141**	19,345
	$211,146	$318,098
LIABILITIES AND SHAREHOLDERS' EQUITY		
Long-term debt	**$48,880**	$49,157
Convertible debentures (Note 3)	**44,909**	118,210
Bank and other indebtedness	**---**	50,833
Accounts payable and deposits	**11,517**	15,819
Future income tax liability	**6,643**	--
	111,949	234,019
Shareholders' equity	**99,197**	84,079
	$211,146	$318,098

The accompanying notes form an integral part of these financial statements.

REVENUE PROPERTIES COMPANY LIMITED
CONSOLIDATED STATEMENTS OF INCOME

(unaudited, in thousands of Canadian dollars, except per share amounts)	Three months ended June 30		Six months ended June 30	
	2002	2001	**2002**	2001
RENTAL OPERATIONS				
Revenue	**$15,214**	$15,151	**$30,970**	$29,975
Property operating expenses	**8,911**	9,633	**18,627**	19,032
	6,303	5,518	**12,343**	10,943
REAL ESTATE SALES				
Sales	**625**	---	**4,329**	---
Cost of sales	**605**	---	**4,182**	---
	20	---	**147**	---
Other operating expenses:				
Interest	**2,290**	5,472	**5,170**	11,339
General and administrative	**1,108**	1,179	**2,295**	2,401
Interest and other (income) expense	**9**	(158)	**116**	(278)
Depreciation and amortization	**1,641**	1,254	**3,106**	2,666
	5,048	7,747	**10,687**	16,128
OPERATING PROFIT (LOSS)	**1,275**	(2,229)	**1,803**	(5,185)
Reduction of foreign currency translation account	**---**	18,487	**10,520**	18,487
Gain on sale of rental property	**23,940**	---	**23,940**	---
Gain (loss) on redemption of convertible debentures	**101**	---	**(992)**	---
Diminution in value of real estate assets	**---**	(9,530)	**---**	(9,530)
Penalty on early debt repayment	**---**	(3,139)	**---**	(3,139)
Gain on sale of shares of PNP	**---**	24,905	**---**	23,574
Equity in earnings of PNP	**---**	5,074	**---**	12,018
Dividend income from PNP	**---**	864	**---**	864
INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	**25,316**	34,432	**35,271**	37,089
Income taxes				
Current	**(394)**	2,680	**(322)**	2,741
Future	**5,679**	35	**7,827**	931
	5,285	2,715	**7,505**	3,672
INCOME FROM CONTINUING OPERATIONS	**20,031**	31,717	**27,766**	33,417
Income (loss) from discontinued operations	**(834)**	664	**(533)**	982
NET INCOME	**$19,197**	$32,381	**$27,233**	$34,399
Per basic and diluted common share (Note 6)				
Income per common share from continuing operations				
Basic	**$0.30**	$0.49	**$0.41**	$0.50
Diluted	**$0.17**	$0.30	**$0.23**	$0.34
Net income per common share				
Basic	**$0.29**	$0.50	**$0.40**	$0.51
Diluted	**$0.16**	$0.31	**$0.23**	$0.35
Weighted average number of shares (in thousands)				
Basic	**64,152**	63,404	**64,065**	63,682
Diluted	**121,706**	110,980	**125,368**	111,248

The accompanying notes form an integral part of these financial statements.

REVENUE PROPERTIES COMPANY LIMITED
CONSOLIDATED STATEMENTS OF DEFICIT

(unaudited, in thousands of Canadian dollars)	Six months ended June 30	
	2002	2001
Deficit at beginning of year	**$174,981**	$112,071
Net income for the period	**(27,233)**	(34,399)
Dividends	**2,566**	3,812
Settlement of convertible debentures	**1,692**	1,604
Deficit at end of period	**$152,006**	$83,088

The accompanying notes form an integral part of these financial statements.

REVENUE PROPERTIES COMPANY LIMITED
CONSOLIDATED STATEMENTS OF FUNDS FROM CONTINUING OPERATIONS

(unaudited, in thousands of Canadian dollars)	Three months ended June 30		Six months ended June 30	
	2002	2001	**2002**	2001
Income from continuing operations	**$20,031**	$31,717	**$27,766**	$33,417
Add (deduct) non-cash items:				
Depreciation and amortization	**1,709**	1,445	**3,254**	3,048
Future income taxes	**5,679**	35	**7,827**	931
Gain on sale of rental property	**(23,940)**	---	**(23,940)**	---
Gain (loss) on redemption of convertible debentures	**(101)**	---	**992**	---
Reduction of foreign currency translation account	**---**	(18,487)	**(10,520)**	(18,487)
Diminution in value of real estate assets	**---**	9,530	**---**	9,530
Penalty on early debt repayment	**---**	3,139	**---**	3,139
Other	**4**	189	**15**	189
Undistributed profit of equity accounted PNP	**---**	(709)	**---**	(2,083)
Gain on sale of shares of PNP	**---**	(24,905)	**---**	(23,574)
FUNDS FROM CONTINUING OPERATIONS	**$3,382**	$1,954	**$5,394**	$6,110

The accompanying notes form an integral part of these financial statements.

REVENUE PROPERTIES COMPANY LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOW

(unaudited, in thousands of Canadian dollars)	Three months ended June 30 **2002**	Three months ended June 30 2001	Six months ended June 30 **2002**	Six months ended June 30 2001
OPERATING ACTIVITIES				
Funds from continuing operations	**$3,382**	$1,954	**$5,394**	$6,110
Re-leasing costs	**(415)**	(322)	**(571)**	(491)
Amortization of discount of convertible debentures	**155**	382	**427**	786
Net change in other assets and liabilities	**697**	(4,966)	**(484)**	(6,576)
	3,819	(2,952)	**4,766**	(171)
Cash flow from discontinued operations	**(467)**	687	**(304)**	1,339
	3,352	(2,265)	**4,462**	1,168
INVESTING ACTIVITIES				
Acquisition and development of real estate	**(3,457)**	(1,663)	**(5,650)**	(2,028)
Net proceeds from property sales	**60,386**	---	**61,820**	---
Change in restricted cash	**(1,834)**	5,561	**(1,857)**	5,228
Net proceeds from sale of PNP shares	**---**	231,254	**---**	320,180
	55,095	235,152	**54,313**	323,380
Net proceeds from discontinued operations	**13,316**	(800)	**13,797**	(698)
	68,411	234,352	**68,110**	322,682
FINANCING ACTIVITIES				
Issue of capital stock	**---**	---	**180**	212
Reduction in long-term debt and bank indebtedness	**(19,576)**	(34,402)	**(50,389)**	(107,971)
Repurchase of capital stock	**---**	(952)	**---**	(2,100)
Dividends paid	**(1,283)**	---	**(2,566)**	(3,812)
Redemption and repurchase of convertible debentures	**(26,113)**	(554)	**(71,064)**	(554)
Settlement of convertible debentures	**(847)**	(802)	**(1,693)**	(1,604)
	(47,819)	(36,710)	**(125,532)**	(115,829)
Reduction in debt of discontinued operations	**---**	(473)	**(59)**	(14,956)
	(47,819)	(37,183)	**(125,591)**	(130,785)
TOTAL CASH PROVIDED (USED)	**23,944**	194,904	**(53,019)**	193,065
Effect of foreign currency translation on cash balances	**155**	(1,354)	**(402)**	(1,736)
Cash and cash equivalents at beginning of period	**48,924**	1,584	**126,444**	3,805
Cash and cash equivalents at end of period	**$73,023**	$195,134	**$73,023**	$195,134
Supplemental cash flow information:				
Cash interest paid	**$3,354**	$5,481	**$6,929**	$11,674
Cash income taxes paid	**60**	3,197	**120**	7,212

The Company closed the sale of 109 lots and a school site in Guelph, Ontario for $4,329 that was satisfied by mortgages receivable of $3,148 and cash for the balance.

The accompanying notes form an integral part of these financial statements.

REVENUE PROPERTIES COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2002

1. BASIS OF PRESENTATION

Revenue Properties Company Limited's (the "Company") significant accounting policies as documented in Note 1 of the most recent annual financial statements have been applied consistently for the period ended June 30, 2002. These unaudited interim financial statements do not contain all disclosures required by generally accepted accounting principles for annual financial statements and should be read in conjunction with the most recent annual financial statements.

2. SEGMENTED INFORMATION

			2002			2001
(in thousands of Canadian dollars)	**Retail**	**Residential**	**Total**	Retail	Residential	Total
Three months ended June 30						
Revenues	**$9,844**	**$5,370**	**$15,214**	$9,194	$5,957	$15,151
Operating expenses	**4,945**	**3,966**	**8,911**	5,161	4,472	9,633
Total	**$4,899**	**$1,404**	**$6,303**	$4,033	$1,485	$5,518
Six months ended June 30						
Revenues	**$19,609**	**$11,361**	**$30,970**	$18,190	$11,785	$29,975
Operating expenses	**9,946**	**8,681**	**18,627**	9,725	9,307	19,032
Total	**$9,663**	**$2,680**	**$12,343**	$8,465	$2,478	$10,943
	As at June 30, 2002			As at December 31, 2001		
Rental properties	**$93,386**	**$14,526**	**$107,912**	$94,498	$49,858	$144,356

3. CONVERTIBLE DEBENTURES

(in thousands of Canadian dollars, unless otherwise noted)

	Conversion		Principal amount	
Rate	price	Due date	June 30, 2002	December 31, 2001
6.0%	US$1.82	March 1, 2004	US$17,158	US$34,599
	Canadian dollar equivalent			
	$2.76		$26,015	$55,109
7.0%	$1.74	December 31, 2006	79,715	79,715
7.5%	—	—	—	44,961

In January 2002, the Company redeemed and cancelled all of its outstanding 7.5% convertible debentures, which were to mature October 1, 2003. The redemption resulted in a loss of $1,093,000 and a net reduction to shareholders' equity of $900,000.

In April 2002, the Company repurchased US$17,441,000 (CDN $27,403,000) principal amount of the 6% US denominated convertible debentures, due March 1, 2004, resulting in a gain of CDN$101,000 and a net increase to shareholders' equity of $250,000. The debentures were repurchased pursuant to a substantial Issuer Bid at the price of US$950 cash for each US$1,000 principal amount plus accrued and unpaid interest.

4. COMMON SHARES

(in thousands)	June 30, 2002	December 31, 2001
Common shares outstanding	64,152	63,869
Share options outstanding	1,490	1,241

During the six months ended June 30, 2002, the Company did not purchase any common shares pursuant to the Normal Course Issuer Bid filed with the Toronto Stock Exchange.

5. SHARE BASED COMPENSATION

Effective January 1, 2002, the Company adopted the new Canadian Institute of Chartered Accountants accounting standard, Stock-Based Compensation and Other Stock-Based Payments, Section 3870. The only share-based compensation or payment granted by the Company is pursuant to its share option plan. The accounting for the share option plan has not changed as a result of the new standard.

If the Company had adopted the fair value based method of accounting for its share option plan, the Company's pro forma compensation expense would have decreased net income by $24,000 for the three months ended June 30, 2002 ($41,000 for the six months ended June 30, 2002), which would have no impact on the basic and diluted earnings per share as reported. The grant-date fair value of options granted during the six months ended June 30, 2002 was estimated using the Black-Scholes option pricing model incorporating the following assumptions: expected dividends of 8 cents per share; expected volatility of 59%; risk-free interest rate of 4.71%; and expected option life of 5 years. As the accounting standard is to be applied to all awards granted subsequent to January 1, 2002, the effective date of the Section, the pro forma disclosure excludes the effect of the awards granted before January 1, 2002.

A summary of the status of the Company's share option plan as of June 30, 2002 and the changes during the period then ended is presented below:

(in thousands, except per share amounts)	Outstanding share options	Weighted average price
Options outstanding at January 1, 2002	1,241	$1.18
Options granted	545	$1.57
Options exercised	(278)	$0.65
Options cancelled	(18)	—
Options outstanding at June 30, 2002	1,490	$1.42
Options exercisable at June 30, 2002	935	$1.55

For options outstanding as at June 30, 2002, the range of exercise prices and the weighted average exercise price is as follows:

(in thousands, except per share amounts)	Number of share options- exercisable / total	Weighted average exercise price- exercisable / total	Weighted average remaining life
$0.45 - $0.53	180 / 383	$0.50 / $0.52	3.43 years
$1.57 - $2.35	755 / 1,107	$1.80 / $1.73	2.60 years

6. INCOME PER COMMON SHARE

A reconciliation of the number of shares used in the computation of basic and diluted income per share from both continuing operations and net income is as follows:

	Three months		Six months	
(in thousands)	**2002**	2001	**2002**	2001
Weighted average number of shares for basic income per share	**64,152**	63,404	**64,065**	63,682
Effect of conversion of debentures (where dilutive)	**57,241**	47,491	**61,011**	47,491
Effect of dilutive share options	**313**	85	**292**	75
Weighted average number of shares for diluted income per share	**121,706**	110,980	**125,368**	111,248

7. DISCONTINUED OPERATIONS

At the end of April 2002, PT Gaming LLC ("PT's") concluded the sale of its gaming assets, excluding the small casino. The Company recorded a loss of approximately CDN$344,000 (US$217,000) and received CDN$10,900,000 (US$7,200,000) from PT's. The Company's remaining net investment in gaming is approximately CDN$2,300,000 (US$1,500,000), after recording a provision of CDN$490,000 (US$310,000) in the quarter. The Company has entered into an agreement to sell its interest in the casino to its partners for consideration equal to the net book value that will close after the transaction is approved by the appropriate authorities.

8. EXCHANGE RATES

	2002	2001	2002	2001
	US$ to Canadian $		Canadian $ to US$	
Average rate, six months ended June 30	**$1.5741**	$1.5347	**$0.6353**	$0.6516
Average rate, three months ended June 30	**$1.5546**	$1.5409	**$0.6433**	$0.6490
Period end rate at June 30	**$1.5162**	$1.5143	**$0.6595**	$0.6604
Period end rate at December 31		$1.5928		$0.6278

9. SUBSEQUENT EVENT

In July 2002, the Company advanced $20,000,000, on an unsecured basis, to Morguard Corporation, its ultimate parent. The demand loan is interest bearing at the 30 day banker's acceptance rate plus 175 basis points.

REPORT TO SHAREHOLDERS

Income from continuing operations for the three months ended June 30, 2002 was $20.0 million or 30 cents per share, compared with $31.7 million (49 cents per share) in 2001. Income in the quarter included a gain on the sale of The Oaks of $23.9 million. Income in 2001 included $30.8 million related to the Company's interest in Pan Pacific Retail Properties Inc. ("PNP") shares that were sold during 2001.

Income from continuing operations for the six months was $27.8 million (41 cents per share) in 2002, compared to $33.4 million (50 cents per share) while net income was $27.2 million (40 cents per share) compared to $34.4 million (51 cents per share) in 2001. Income was increased by the gain on the sale of The Oaks of $23.9 million and a non-cash realization of $10.5 million related to the foreign currency translation account following the repatriation of cash in January, offset by a $1.0 million non-cash loss on the early redemption of convertible debentures. In 2001, income related to PNP totaled $36.5 million.

Gross profit from rental operations increased 14% to $6.3 million during the quarter due to improved contributions from the residential properties, primarily due to lower operating expenses, and to the acquisition of 50% of Prairie Mall in September 2001. On a same property basis, the gross profit increased 10% to $5.0 million. The sale of The Oaks closed on June 10, reducing rental income and gross profit for the quarter.

Interest costs decreased by $3.2 million to $2.3 million, reflecting the repayment of debt using the proceeds from the sale of the PNP shares during 2001. The increase in revenues and decreased interest charges resulted in the Company earning an operating profit of $1.3 million, compared to a $2.2 million operating loss for the comparable period in 2001.

As a result of The Oaks sale, the Company's future rental income will decrease by approximately $4 million annually and interest expense will decrease by $1.4 million. In addition, the Company has cash of $41 million for investment.

The primary indicator of performance for management continues to be funds from continuing operations ("FFO"). FFO for the quarter and six months ending June 30, 2002 were $3.4 million ($2.0 million for the same period in 2001) and $5.4 million ($6.1 million in 2001) respectively. Last year, FFO included PNP dividends of $4.3 million. While substantial debt has been repaid, reducing interest costs, the Company held cash invested in short-term, low yielding investments reducing the potential income.

The computation of funds from continuing operations may differ from the methodology utilized by other real estate companies and, therefore, may not be comparable to such other real estate companies. FFO is not indicative of funds available for the Company's cash needs.

The Company has not acquired any common shares under the Normal Course Issuer Bid to July 31, 2002 while 278,000 options were exercised at an average price of $0.65 per share.

The Company began the year with a cash balance of $126 million. Major uses of the cash included $71 million for the redemption of convertible debentures and $50 million to repay bank indebtedness. A mortgage was arranged, secured against East York Town Centre generating cash of $20 million, the sale by PT Gaming LLC of the sports bars generated $13 million and the sale of The Oaks generated $41 million after the repayment of $18 million of mortgages secured against the properties.

In order to increase the short-term return on the cash balance, the Company, in July, invested $44 million in a portfolio of corporate bonds and advanced $20 million to Morguard Corporation, a related party, by way of a demand loan.

The Company also announced today that it had declared the third quarterly dividend of 2 cents per common share, payable on September 18, 2002 to shareholders of record on September 10, 2002.

On behalf of the Board of Directors,

"William I. Kennedy"
William I. Kennedy
President

"Richard E. Fletcher"
Richard E. Fletcher
Vice-President, Finance and
Chief Financial Officer

August 8, 2002